 Exhibit 99.1

SNDL Announces Departure of Liquor Segment President

CALGARY, AB, Sept. 10, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that after two decades of leadership and innovation in the liquor industry, Taranvir (Tank) Vander, President, Liquor Division, is retiring from SNDL to pursue new opportunities.

Starting as a liquor store Manager in the early 2000s, Tank advanced to roles including Area Manager and General Manager before founding the Ace Liquor Corporation in 2013, growing it to 15 stores. In 2019, he partnered with Alcanna Inc., helping transform the company into one of Canada's largest liquor retailers, and continued to guide the SNDL liquor team with record performance for the last 2 years.

Zachary George, Chief Executive Officer of SNDL, expressed his gratitude and well wishes, "We want to thank Tank for his exceptional contributions and leadership, and wish him continued success in his future endeavors."

Navroop Sandhawalia, SNDL's current Vice President, Finance Liquor Retail, will be stepping in as Interim President, Liquor Division as SNDL begins the search for Tank's replacement.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

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SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2024/10/c5351.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 16:30e 10-SEP-24